UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Amendment No. ______)

Under the Securities Exchange Act of 1934

NXP SEMICONDUCTORS N.V.
(Name of Issuer)

Common Stock, nominal value €0.20 per share
(Title of Class of Securities)

N6596X109
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d–1(b)
☐ Rule 13d–1(c)
☒ Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N6596X109	Page of 2 of 7

1	NAMES OF REPORTING PERSONS Koninklijke Philips Electronics N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ See Item 7
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER NONE
	6	SHARED VOTING POWER 215,251,500 SHARES
	7	SOLE DISPOSITIVE POWER NONE
	8	SHARED DISPOSITIVE POWER 215,251,500 SHARES
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,715,650 SHARES
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.1%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

________________
* The percent of class represented is based on 249,251,500 shares of Common Stock outstanding as of August 10, 2010, as reported in the prospectus, dated as of August 5, 2010, filed by the issuer under Rule 424(b) on August 6, 2010.

CUSIP No. N6596X109	13G	Page of 3 of 7

Item 1.

(a)	Name of Issuer

NXP Semiconductors N.V.

(b)	Address of Issuer’s Principal Executive Offices

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

Item 2.

(a)	Name of Person Filing

This Schedule 13G is being filed by Koninklijke Philips Electronics N.V., a limited liability company organized under the laws of The Netherlands (“KPENV”).

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of KPENV is Breitner Tower, Amstelplein 2, 1070 MX Amsterdam, The Netherlands.

(c)	Citizenship

The Netherlands

(d)	Title of Class of Securities

Common Stock, nominal value €0.20 per share (the “Common Stock”)

(e)	CUSIP Number

N6596X109

Item 3.	If this statement is filed pursuant to §§ 240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a–8);
(e)	☐	An investment adviser in accordance with § 240.13d–1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d–1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d–1(b)(1)(ii)(G);

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(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution: _____
Not Applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

KPENV beneficially owns 42,715,650 shares.  See Item 7.

(b)	Percent of class:

17.1%, based on 249,251,500 shares of Common Stock outstanding as of August 10, 2010, as reported in the prospectus, dated as of August 5, 2010, filed by the Issuer under Rule 424(b) on August 6, 2010.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	0 shares
(ii)	Shared power to vote or to direct the vote	215,251,500 shares (see Item 7)
(iii)	Sole power to dispose or to direct the disposition	0 shares
(iv)	Shared power to dispose or to direct the disposition	215,251,500 shares (see Item 7)

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

KPENV does not hold directly any Common Stock.  The 42,715,650 shares of Common Stock to which this Schedule 13G applies (the “Shares”) are held by PPTL Investment LP (“PPTL LP”), a limited partnership organized under the laws of Scotland.  The general partner of PPTL LP is PPTL Investment Limited (“PPTL GP”), a Scottish company limited by guarantee. The sole member of PPTL GP and the sole limited partner of PPTL LP is Philips Pension Trustees Limited (“Pension Trustees”), a private limited company organized under the laws of England and Wales.

CUSIP No. N6596X109	13G	Page of 5 of 7

KPENV may appoint the majority of the board of directors of Pension Trustees.  In addition, pursuant to an amended and restated Agreement for the Purchase and Sale of Shares, dated as of September 7, 2010 and amended and restated as of October 29, 2010, among KPENV, Pension Trustees, PPTL GP and PPTL LP, there are limitations on the ability of PPTL LP to transfer the Shares without the approval of KPENV.  Accordingly, KPENV may be deemed to beneficially own the Shares.  KPENV disclaims beneficial ownership of the Shares.

Pursuant to a shareholders agreement, dated as of August 5, 2010 (the “Shareholders Agreement”), among KPENV and the parties listed on Schedule I hereto (the “Other Parties”), KPENV has certain rights to nominate a director to the issuer’s board of directors and PPTL LP has certain obligations and is subject to certain restrictions with respect to voting and transferring the Shares.  As a result of the Shareholders Agreement, KPENV and the Other Parties may be deemed to have formed a “group” for purposes of Rule 13d-5 under the Securities Exchange Act of 1934 (the “Act”), and all shares of Common Stock owned by the Other Parties may be attributed to KPENV for purposes of beneficial ownership reporting under the Act.  KPENV disclaims membership in any group.

Excluding the Shares, the Other Parties collectively hold 172,535,850 shares of Common Stock.  Were such shares of Common Stock to be attributed to KPENV, it would beneficially own 215,251,500 shares of Common Stock, or approximately 86.4% of the total outstanding Common Stock, based on 249,251,500 shares of Common Stock outstanding as of August 10, 2010, as reported in the prospectus, dated as of August 5, 2010, filed by the Issuer under Rule 424(b) on August 6, 2010.  KPENV disclaims beneficial ownership of any Common Stock held by the Other Parties.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable (see Item 7)

Item 9.	Notice of Dissolution of Group.

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2011

KONINKLIJKE PHILIPS ELECTRONICS N.V.,
a Netherlands corporation

By:          /s/ E. P. COUTINHO
Name:     E.P. Coutinho
Title:       Chief Legal Officer and Company Secretary

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).